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4/11/03



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SEC FILE NUMBER
8-

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED APR 0 1 2003 WASH. DC 183 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Empire Financial Group, Inc

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1385 West State Road 434

(No. and Street)

Longwood, FL 32750

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Gagne 407-774-1300

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sweeney Gates & Company

(Name — if individual, state last, first, middle name)

2419 East Commercial Blvd. #302 Ft. Lauderdale FL 33308

(Address) (City) (State) Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-86)

0475

OATH OR AFFIRMATION

I, Kevin Gagne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Empire Financial Group, Inc, as of 12/31, 19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title



Dawn Lopez 3/31/03

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF
EMPIRE FINANCIAL HOLDING COMPANY)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002
and
REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF
EMPIRE FINANCIAL HOLDING COMPANY)
FINANCIAL STATEMENTS
DECEMBER 31, 2002

TABLE OF CONTENTS



Sweeney, Gates & Co.
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholder and Board of Directors
Empire Financial Group, Inc.

We have audited the accompanying statement of financial condition of Empire Financial Group, Inc., a wholly owned subsidiary of Empire Financial Holding Company, as of December 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Empire Financial Group, Inc., a wholly owned subsidiary of Empire Financial Holding Company, at December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the financial statements, in 2002 the Company changed its method of accounting for intangible assets.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly represented in all material respects in relation to the basic financial statements taken as a whole.

Sweeney, Gates + Co.

March 25, 2003, except for
Note 3 which is as of March 31, 2003

Coral Ridge Financial Center
2419 East Commercial Blvd., Suite 302, Fort Lauderdale, FL 33308
Telephone: (954) 202-9902 Facsimile: (954) 202-9903

EMPIRE FINANCIAL GROUP, INC.
(WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 1,032,518
Commissions and other receivables from clearing organizations	431,204
Deposits at clearing organizations	371,988
Due from employees and officers	47,690
Other receivables	11,419
Furniture and equipment, net	29,810
Prepaid taxes	351,000
Other assets	191,519
Customer list	331,390
Due from parent and affiliated companies	133,683
	$ 2,932,221

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 320,048
Accrued expenses	818,329
Due to shareholders	254,000
Deferred revenue	519,237
Total liabilities	1,911,614
Stockholder's equity:	
Voting common stock, par value $10.00 per share; 1,000 shares authorized, issued and outstanding	10,000
Non-voting common stock, par value $.001 per share; 500,000 shares authorized, 200,000 shares issued and outstanding	200
Additional paid-in capital	3,024,858
Accumulated deficit	(2,014,451)
Total stockholder's equity	1,020,607
	$ 2,932,221

The accompanying notes are an integral part of these financial statements.

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:	
Commissions and fees	$ 12,495,160
Interest and dividend income	164,055
Order flow	37,668
Other revenue	891
	12,697,774
Expenses:	
Employee compensation and benefits	5,081,350
Clearing and execution costs	5,669,838
Communications and data processing	247,524
Interest	634
Occupancy	222,303
Advertising	51,012
General and administrative	1,658,290
Impairment loss	1,001,474
	13,932,425
Net loss	$ (1,234,651)

The accompanying notes are an integral part of these financial statements.

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Voting Common stock		Non-voting Common stock		Additional paid-in capital	Accumulated deficit
	Shares	Amount	Shares	Amount		
Balance, January 1, 2002	1,000	$ 10,000	200,000	$ 200	$ 242,335	$ 666,603
Contribution to capital of undistributed retained earnings from S corporation termination on April 9, 2002	-	-	-	-	1,446,403	(1,446,403)
Contribution of capital	-	-	-	-	2,023,267	-
Distribution to S corporation stockholders	-	-	-	-	(433,147)	-
Distribution to be made to S corporation stockholders	-	-	-	-	(254,000)	-
Net loss	-	-	-	-	-	(1,234,651)
Balance, December 31, 2002	1,000	$ 10,000	200,000	$ 200	$ 3,024,858	$ (2,014,451)

The accompanying notes are an integral part of these financial statements.

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net loss	$(1,234,651)
Adjustments to reconcile net loss to net cash provided from operating activities:	
Depreciation	36,121
Amortization	690,403
Impairment loss	1,001,474
Distribution to be made to S corporation stockholders	(254,000)
(Increase) decrease in operating assets:	
Commissions and other receivables from clearing organizations	(74,059)
Other receivables	(11,419)
Deposits at clearing organizations	(246,751)
Due from employees and officers	(47,690)
Prepaid taxes	(351,000)
Other assets	(55,028)
Due from parent and affiliated companies	597,753
Increase (decrease) in operating liabilities:	
Accounts payable	(30,607)
Accrued expenses	304,458
Due to parent and affiliated companies	(208,667)
Due to shareholder	254,000
Deferred revenue	19,237
Total adjustments	1,624,225
Total cash provided by operating activities	389,574
Cash flows from investing activities:	
Purchase of equipment	(5,001)
Total cash used by investing activities	$ (5,001)

Continued

The accompanying notes are an integral part of these financial statements.

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002 (continued)

Cash flows from financing activities:	
Distribution to S corporation stockholders	$ (433,147)
Total cash used by financing activities	(433,147)
Net decrease in cash	(48,574)
Cash and cash equivalents, beginning of period	1,081,092
Cash and cash equivalents, end of period	$ 1,032,518
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 634
Cash paid during the year for income taxes	$ 351,000

The accompanying notes are an integral part of these financial statements.

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

1. BUSINESS

Empire Financial Group, Inc. (the "Company"), was incorporated in Florida on August 20, 1990. On April 9, 2002, the Company merged, in a tax free transaction, with Empire Financial Holding Company (the "Parent). The Company is a securities broker dealer and investment advisor registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. All securities transactions are cleared through clearing broker dealers on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less, to be cash equivalents.

Furniture and equipment – Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment are provided utilizing the double declining balance method over the estimated useful lives of the related assets. The Company recorded no losses on the disposal of furniture and equipment for the year ended December 31, 2002.

Customer lists - Purchased customer lists are amortized over the estimated useful lives of the customers. A significant portion of the customers are amortized over thirty-nine (39) months. Periodically, management tests the customer lists to determine the viability. If sufficient revenues are not produced, an impairment is recognized. Effective January 1, 2002, the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets". The adoption of SFAS No. 142 required an initial impairment asset assessment involving a comparison of the fair value of goodwill and other intangible assets to current carry value. See Footnote 7 for discussion.

Securities transactions – Securities transactions and the related revenue and expenses are recorded on a trade date basis.

Deferred revenue – The Company defers commission revenue on annuity contracts when the issuer has a right to charge back commissions should the annuity owner surrender the contract. Commission revenue is recorded when charge back provisions expire.

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising – Advertising costs are expensed as incurred.

Income taxes – The Company, with the consent of its stockholders elected to be an "S" Corporation under the Internal Revenue Code until April 9, 2002, at which time the parent company completed its public offering. Until that date, all taxable income or loss flowed through to the stockholders of the parent. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements to April 9, 2002.

After April 9, 2002, The Company accounts for income taxes according to Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Management estimates and assumptions - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

Fair value of financial instruments – The financial instruments of the Company are reported in the accompanying consolidated statement of financial condition at their carrying values, which approximate their fair values due to their short-term nature.

3. MANAGEMENT'S PLAN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company incurred a net loss of $1,234,651 for the year ended December 31, 2002. In addition, another subsidiary of the Parent performs substantial services for the Company, creating an economic dependency. Further, disagreements among the Company's co-CEOs have affected the ability of the Company to operate efficiently.

On March 31, 2003, the Company filed a Form 8-K with the Securities and Exchange Commission outlining management's plan regarding the management and administration of the Parent and its subsidiaries (including the Company). Management's plan is to (a) designate separate Board committees to operate each of the Parent's wholly owned subsidiaries, including the Company, until a split of the companies is accomplished as described herein; and (b) enter into a definitive agreement intended to be consummated by June 30, 2003, that will call for, among other things: (1) the distribution of a pro rata portion of the common stock of Advantage Trading Group, Inc., (another subsidiary of the Parent) ("Advantage") to holders of the Parent's common stock; (2) the registration of Advantage's common stock with the Securities and Exchange Commission; (3) the resignation by one of the co-CEOs of all offices held in the Company, and the resignation by the other co-CEO of all offices held in the Parent and each of its wholly owned subsidiaries other than Advantage; and (4) the dismissal of certain pending complaints, lawsuits or arbitration proceedings against the Parent or any of its current or former directors, officers, employees or agents. In addition, the definitive agreement will provide that within 90 days of the distribution of Advantage's common stock, the co-CEOs will sell or exchange with each other all shares held by each in the Parent and each of the other subsidiaries and in Advantage. Finally, management and the Board committees intend to take such actions as is necessary to reduce costs so that the Parent and its wholly owned subsidiaries will return to profitability. There is no assurance that these actions will be consummated or that the Company will achieve profitability.

The Company's continued existence is dependent upon its ability to implement the plan outlined above, and to achieve profitable operations. Because of the uncertainties described above, there is doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF
EMPIRE FINANCIAL HOLDING COMPANY)
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002

4. RECEIVABLES FROM AND PAYABLE TO BROKER DEALERS AND CLEARING ORGANIZATIONS

Commissions and other receivables from clearing organizations and payable to broker dealers and clearing organizations at December 31, 2002 consisted of the following:

	Receivable	Payable
Settlement receivable	$ 297,696	$ -
Receivable from clearing organizations	133,508	-
	$ 431,204	$ -

5. CLEARING AGREEMENTS

The Company has clearing agreements with three unaffiliated clearing brokers and one related party clearing broker, Advantage Trading Group, Inc. Under these agreements, the clearing brokers provide the Company execution and clearing services on a fully disclosed basis. The Company was required to maintain total deposits of $121,687 at December 31, 2002 with three unaffiliated clearing brokers. The Company has a deposit of $250, 301 with Advantage. The deposits are included in deposits at clearing organizations in the statement of financial condition.

6. PROPERTY AND EQUIPMENT

At December 31, 2002, property and equipment consists of the following:

		Estimated useful lives
Equipment	$ 66,450	5-7 years
Computers	48,279	5 years
Furniture and fixtures	10,194	7 years
	124,923	
Less accumulated depreciation	(95,113)	
	$ 29,810	

Depreciation expense charged to income was $36,121 in 2002.

7. CUSTOMER LISTS AND IMPAIRMENT OF INTANGIBLE ASSETS

On July 23, 2001, the Company acquired certain assets, primarily a customer list of a retail securities broker dealer operating through independent registered representatives. The customer list is being amortized at the projected average life of a registered representative and customers, which is estimated by the Company to be 3.3 years. In December of 2002, as a result of far lower revenues than anticipated and lower expected future cash flows, the Company determined that a partial impairment of the customer lists was required. Therefore, an impairment charge of $965,358 was recorded.

During the year ended December 31, 2002 the parent purchased two customer lists and registered representative relationships. The consideration for both acquisitions was based on percentages of gross revenues generated or received by the Company. The Company made initial payments of $50,000 plus $15,000 in transfer fees and $79,464. Revenues generated during the year ended December 31, 2002 were less than anticipated and therefore, the Company recorded impairment charges totaling $36,116.

At December 31, 2002, customer lists consisted of the following:

Customer list at cost	$ 2,356,731
Less accumulated amortization	(1,023,867)
Less impairment charges	(1,001,474)
	$ 331,390

Amortization for the year ending December 31, 2002 was $690,403.

8. INCOME TAXES

The Company was taxed as an S Corporation until April 9, 2003. Thereafter the income taxes are computed on a separate tax return basis.

The tax effects of temporary differences and carryforwards that give rise to significant portion of deferred tax assets and liabilities consist of the following

Intangible assets	$ 575,000
Deferred revenue	195,000
Net operating losses	753,000
Other	5,000
	1,528,000
Less valuation allowance	(1,528,000)
Net deferred tax asset	$ -

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statememt and income tax purposes. The difference relates primarily to net operating losses of approximately $2,000,000, intangible assets (use of different lives for tax and financial purposes) and deferred revenue (taxable for tax and not included for financial purposes). A valuation allowance has been recorded due to the uncertainty of realizing the net deferred tax asset.

9. STOCKHOLDER'S EQUITY

On April 9, 2003 the Company merged in a tax free reorganization with the parent and became a wholly owned subsidiary. On that date, the stockholders contributed the retained earning to April 9, 2002 of $1,446,403 to additional paid-in capital. The Company distributed $433,147 to the stockholders for the payment of income taxes while the Company was an S corporation. The Company accrued estimated payments to the stockholders for income taxes for 2002 in the amount of $254,000. The Parent contributed the net book value of the customer lists purchased in 2001 prior to the reorganization to additional paid-in capital. The net book value at the beginning of the year was $2,023,267.

10. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2002, the Company incurred approximately $41,000 in clearing charges for clearing services provided by a related company, Advantage Trading Group, Inc. ("Advantage"). At December 31, 2002, the Company had a payable to Advantage of approximately $47,500 for commissions and fees.

For the year ended December 31, 2002, the Company recorded approximately $31,000 in order flow rebates from Advantage. At December 31, 2002, the Company was not owed any amount for order flow rebates from Advantage.

Pursuant to a management agreement, the Company paid management fees to the Parent in the amount of $187,792 and received management fees from another subsidiary, Empire Investments Advisors, Inc., in the amount of $634,293. The agreement does not specify the services to be provided or the nature and amount of the fees to be paid. In addition to these management fees, invoices pertaining to goods or services for both the Company and Advantage were paid by the Parent and the amount recorded as one-half due from each of the individual entities. The Company and Advantage, in turn, paid the Parent for these amounts. At December 31, 2002, the Company owed the Parent $115,858 and Advantage owed the Company $80,651.

In November 1999, the Company entered into a lease agreement for operating facilities with a corporation owned by the two controlling officers of the Company. The lease contains escalating rental payments and expires in May 2009. Rental expense is reflected on a straight-line basis over the term of the lease. During the year ended December 31, 2002, the Company recorded $ 139,286 as rental expense to the corporation owned by the officers. During the year ended December 31, 2002, the Company overpaid rent to a corporation owned by the Co-CEOs in the amount of $12,834. This amount is reflected as prepaid rent and will be utilized to offset rent payments in 2003.

At December 31, 2002, future minimum annual lease payments, all of which relate to the operating facilities lease, were as follows:

2003	$ 131,934
2004	138,531
2004	145,459
2005	152,730
2007	160,363
Thereafter	239,962
	$ 968,979

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002

11. COMMITMENTS AND CONTINGENCIES

The Company is a defendant or co-defendant in arbitration matters incidental to its retail brokerage services business. The Company is contesting the allegations of the complaints in these cases. In view of the number and diversity of claims against the Company, the number of jurisdictions in which such matters are pending and the inherent difficulty of predicting the outcome of the claims, management cannot state with certainty the eventual outcome of these matters. In the opinion of management, based on discussions with legal counsel, the outcome of the matters will not result in a material adverse affect on the financial position or results of operations of the Company.

12. NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital equal to $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis. At December 31, 2002, the Company had net capital of $337,235, which was $87,235 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 5.67 to 1. The Company claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

13. OFF BALANCE SHEET RISK

Retail customer transactions are cleared through the Clearing Brokers on a fully disclosed basis. In the event that customers default in payments of funds or delivery of securities, the Clearing Brokers may charge the Company for any loss incurred in satisfying the customer obligations. Additional credit risk occurs if the Clearing Brokers of affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Total stockholder's equity qualified for net capital		$ 1,020,607
Deductions:		
Non-allowable assets:		
Due from related party	$ 133,683	
Furniture and equipment	29,810	
Other	519,879	
Total non-allowable assets		683,372
Net capital before haircuts on securities positions		337,235
Haircuts		-
Net capital		337,235
Calculation of minimum net capital requirement:		
6 2/3% of aggregate indebtedness	127,441	
Minimum dollar net capital requirement of reporting broker	250,000	
Net capital requirement (greater of two minimum requirement amounts)		250,000
Net capital in excess of required minimum		$ 87,235
Excess net capital at 1000%		$ 146,074
Ratio of aggregate indebtedness to net capital		5.67 to 1

RECONCILIATION:

Net capital, of the December 31, 2002 unaudited Focus Report	$ 694,949
Net audit adjustments	(357,714)
Net capital, per December 31, 2002 audited report, as filed	$ 337,235

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION
RULE 15c-3-3
AS OF DECEMBER 31, 2002

Empire Financial Group, Inc. is not required to file the above schedules as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker-dealers on a fully disclosed basis.



Sweeney, Gates & Co.
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Empire Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Empire Financial Group, Inc. a wholly owned subsidiary of Empire Financial Holding Company, for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of compliance of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11);
2. Determining compliance with the exemptive provisions of rule 15c3-3; and
3. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of the financial statements in accordance with accounting principles generally accepted in

Coral Ridge Financial Center
2419 East Commercial Blvd., Suite 302, Fort Lauderdale, FL 33308
Telephone: (954) 202-9902 Facsimile: (954) 202-9903

the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish the objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be or should not be used by anyone other than these specified parties.

Sweeney, Gates + Co.

March 25, 2003